A Shareholder Proposal to Redeem the Corporation's Shareholder Rights Agreement and to Require Shareholder Ratification of Any Future Shareholder Rights Agreement

Proposal

RESOLVED: That the shareholders of State Street Corporation request the Board of Directors to redeem the shareholder rights previously issued, and not to adopt or extend any rights agreement unless such adoption or extension has been approved by the affirmative vote of the holders of a majority of shares present and voting on the matter.

Supporting Statement

At the 2002 Annual Meeting, 124,585,393 shares voted in favor of the proposal above, and 113,219,531 shares voted against it. This affirmative result reflected 52.4% of the "yes-no vote".

The proponent feels that the Board of Directors has failed to respond to the expressed shareholder sentiment on the maintenance of the Corporation's rights agreement (commonly known as a "poison pill"). This proposal is intended to give the Corporation's shareholders the opportunity to weigh in on this important corporate governance issue again.

At the 2004 Annual Meeting, 58.9% of the "yes-no vote" decided in favor of a separate proposal to declassify the Board of Directors, adopt annual director elections, and permit the removal of directors with or without cause. In December 2004, the Board took steps to largely implement that proposal. The proponent believes that this turn of events demonstrates that our Board of Directors is capable of taking appropriate steps to respond to expressed shareholder sentiment on corporate governance matters.

As the original proponent noted in 2002, the Board created – and has subsequently amended – the shareholder rights agreement without obtaining shareholder approval. As late as April 2004, the Board has unilaterally amended and restated the rights agreement:

http://www.sec.gov/Archives/edgar/data/93751/000119312504057112/dex991.htm

As the original proponent also noted in 2002, many institutional investors have established proxy voting guidelines that support the principle that corporate boards should not adopt, maintain, or amend such poison pills without obtaining shareholder approval. The original proponent even cited the proxy voting guidelines of State Street Global Advisors, the asset management division of State Street.

Since 2002, many companies have acted to redeem their poison pills, and/or to install new procedures to seek shareholder approval for the creation or maintenance of such arrangements.

For example, in a report titled, "A New Corporate Governance World: From Conflict to Constructive Dialogue," Institutional Shareholder Services noted that during the 2004 proxy season, "Boards moved to implement more than 70 majority votes on previous shareholder resolutions calling for such measures as an end to poison pills and declassifying the board. Altogether, more than 40 companies took action on their poison pills, while 50 moved to annual elections of directors."

In the proponent's opinion, the current rights agreement serves to entrench incumbent management, and is not in the shareholders' best interests. The proponent urges other shareholders to vote for this proposal, and thanks other shareholders for their interest and support.

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

Shareholder Proposal of Other Business (Item 1)
2006 Annual Meeting of Stockholders
State Street Corporation (NYSE:STT)

Resolved, by the shareholders of State Street Corporation, that the Corporation's By-laws shall be, and hereby are to be, amended to include the following new section under Article II ("Directors"):

Article II, Section 11. **Mandatory Retirement.** No director shall continue to serve on the Board of Directors past his or her 70th birthday. This mandatory director retirement provision may only be waived by the affirmative vote of two-thirds of the outstanding shares of the Corporation's common stock, taken prior to the director's 70th birthday, at an annual or special meeting of stockholders. Adequate notice that the director is seeking such a waiver must appear in the notice of such a meeting of stockholders.

Shareholder Proposal of Other Business (Item 2)
2006 Annual Meeting of Stockholders
State Street Corporation (NYSE:STT)

Resolved, by the shareholders of State Street Corporation, that the Corporation's By-laws shall be, and hereby are to be, amended to include the following new section under Article V ("Miscellaneous Provisions"):

Article V, Section 6. **Certain Conflicts Prohibited.** No law firm or independent auditing firm shall provide paid services to the Corporation, if: a partner of that law firm or independent auditing firm sits on the Board of Directors, or if such a partner has sat on the Board of Directors in any of the three years immediately preceding. For the purposes of this section, the term "partner" shall include current partners of such a firm, former partners of such a firm, and – in the case of a law firm – any person who remains "of counsel" to such a firm, or otherwise derives income from such a firm. This mandatory prohibition on certain conflicts may only be waived by the affirmative vote of two-thirds of the outstanding shares of the Corporation's common stock, taken prior to the provision of paid services by the firm in question, at an annual or special meeting of stockholders. Adequate notice that the waiver is being sought must appear on the notice of such a meeting of stockholders.